

October 10, 2012

<u>Via E-mail</u>
Ryan F. Urness, Esq.
Secretary and General Counsel
Navarre Corporation
7400 49th Avenue North
Minneapolis, MN 55428

   Re: Navarre Corporation
     Preliminary Proxy Statement on Schedule 14A
     Filed September 28, 2012
     File No. 000-22982

Dear Mr. Urness:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Maryse Mills-Apenteng

       Maryse Mills-Apenteng
       Special Counsel